

Mail Stop 3720

May 30, 2008

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, California 94025

   Re: Robert Half International Inc.
     Form 10-K for the Year ended December 31, 2007
     Filed February 20, 2008
     File No. 001-10427

Dear Mr. Messmer:

   We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 6

1. Clarify that the target earnings per share that you disclose for the last completed fiscal year relates to awards under the Annual Performance Bonus Plan for the last completed fiscal year and to grants of restricted stock under the Stock Incentive Plan for the fiscal year prior to the last completed fiscal year.

2.   Please explain why you make restricted stock grants to your named executive officers in October, but set the performance target for the restricted stock in February of the next fiscal year.

3.   Discuss more specifically the factors the compensation committee considers in determining compensation and explain how its consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation elements is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. For example, provide more detail relating to the committee's practice, referenced on page eight, of making awards under the Stock Incentive Plan and Annual Performance Bonus Plan in order to keep the current management team together. Explain how the committee considers such awards in the context of each individual's total compensation and the conditions applicable to such awards. Discuss the reasons for aiming to keep the current management team together and how such an objective may impact individual executive performance, as opposed to group performance.

     As another example, discuss what factors the compensation committee considers in determining each named executive officer's target bonus amount under the Annual Performance Bonus Plan and the amount of restricted stock granted under the Stock Incentive Plan. Explain how the committee applies the formulas under the Annual Performance Bonus Plan and Stock Incentive Plan to the earnings per share result achieved to arrive at the amount of incentive compensation awarded to each named executive officer.

4.   We note your disclosure on page 11 that, with respect to the shares of restricted stock granted in 2007 under the Stock Incentive Plan, "[t]he 2008 earnings per share target is confidential." In future filings, please disclose the performance target and threshold level that must be reached to avoid forfeiture of all or a portion of the restricted stock granted under the Stock Incentive Plan in the last completed fiscal year. If you believe that disclosure of performance goal is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the

performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

2007 Grants of Plan-Based Awards, page 11

5.   Your narrative disclosure on page 11 appears to indicate that there is a threshold payout under the Annual Performance Bonus Plan for reaching 50% of the earnings per share target. Your disclosure that "all or portion of the [Stock Incentive Plan] award will be forfeited if actual diluted earnings per share for 2008 do not equal or exceed a specified target that has been established by the Compensation Committee" also suggests that there is a threshold payout under your Stock Incentive Plan. Please include threshold amounts payable under your non-equity and equity incentive plans in the grants of plan-based awards table. See Instruction 2 to Regulation S-K Item 402(d).

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director